EXHIBIT 99.1

Aeterna Zentaris Reports Fourth Quarter and Full-Year 2018 Financial and Operating Results

CHARLESTON, S.C., March 26, 2019 (GLOBE NEWSWIRE) -- Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) today reported its financial and operating results for the fourth quarter and year ended December 31, 2018.

All Amounts are in U.S. Dollars

Highlights

  Total revenue for fiscal 2018 was $26.9 million, compared to $0.9 million for fiscal 2017

  Income from operations for fiscal 2018 was $9.8 million, compared to a loss from operations of $23.1 million for fiscal 2017

  Net income for fiscal 2018 was $4.2 million, compared to a net loss of $16.8 million for fiscal 2017

  Total revenue for Q4 2018 was $1.4 million, compared to $0.2 million for Q4 2017

  After our year-end, in January 2019, European Medicines Agency (EMA) granted marketing authorization for macimorelin for diagnosis of adult growth hormone deficiency

  As of December 31, 2018, we had $14.5 million of unrestricted cash and cash equivalents

Summary of Full-Year Results

For the year ended December 31, 2018, we reported a consolidated net income of $4.2 million, or $0.25 per common share, as compared with a consolidated net loss of $16.8 million, or $1.12 loss per common share, for the year ended December 31, 2017.  The $21 million improvement in results arose primarily from a $23.9 million increase in gross profit (which resulted primarily from the $24 million royalty payment received from Strongbridge Biopharma) and a $9.1 million reduction in operating expenses.  These improvements were offset in part by the $5.55 million in tax expense in 2018 (compared to a tax recovery in 2017 of $3.5 million) and $1.6 million decrease in net finance income.

Revenues

Our total revenue for the year ended December 31, 2018 was $26.9 million as compared with $0.9 million for the same period in 2017, representing an increase of $26.0 million. The 2018 revenue comprised $24.3 million in license revenue, $2.2 million in product sales, $0.2 million in royalty income and $0.2 million in sales commissions as compared with $0.4 million in license fee and $0.5 million in license fees in 2017. The increase in total revenue in 2018 relates to license fees, royalty income and product sales associated with executing the License and Assignment Agreement for Macrilen™ (macimorelin) in January 2018.

Cost of sales

Our total cost of goods sold for the year ended December 31, 2018 was $2.1 million as compared with nil for the same period in 2017, reflecting the costs of our sales of Macrilen™ (macimorelin) inventory pursuant to an interim supply agreement under the License and Assignment Agreement.

Operating Expenses

Our total operating expenses for the year ended December 31, 2018 was $14.9 million as compared with $24.0 million for the same period in 2017, representing a decline of $9.1 million. This was primarily due to a $7.8 million decline in research and development costs, while the $2.0 million decrease in selling expenses was offset by $0.1 million increase in general and administrative expenses.

In 2018, our focus was on our PIP study for Macrilen™ (macimorelin), for which we received $0.4 million from our licensee for its share of such costs.

Our general and administrative expenses were higher in 2018 than expected as we incurred significant legal costs in the course of reaching settlement agreements for $1.4 million.

Our selling expenses are in-line with expectations and lower in 2018 than in 2017 due to the Q1 2018 termination of our North American sales team and our co-promotion activities as we shifted our focus to licensing Macrilen™ (macimorelin).

Net Finance Income

Our net finance income for the year ended December 31, 2018 was $1.2 million, as compared to $2.8 million for the same period in 2017, representing a decrease of $1.6 million. The decline in net finance income is primarily due to the change in fair value of our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation via the application of pricing models to our outstanding share purchase warrants.

Summary of Fourth Quarter Results

For the three-month period ended December 31, 2018, we reported a consolidated net loss of $5.1 million, or $0.31 loss per common share, as compared with a consolidated net loss of $0.5 million, or $0.03 loss per common share, for the three-month period ended December 31, 2017. The $4.6 million increase in net loss in 2018, as compared with 2017, results primarily from $2.8 million in tax expense movement, $1.4 million increase in cost of goods, $0.9 million increase in finance costs and $0.8 million increase in settlements, offset by $1.2 million increase in total revenues. In the fourth quarter of 2018, unlike in 2017, we earned $0.2 million in royalty income from our licensee and expensed $0.8 million in one-time settlement costs to settle a lawsuit against the Company from two of our former executives.  In the fourth quarter of 2018 we also actively began the EMA and FDA pediatric study for Macrilen™ (macimorelin).

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and fiscal 2018, as well as the Company’s audited consolidated financial statements as at December 31, 2018, 2017 and for the years ended December 31, 2018, 2017 and 2016 will be available at www.zentaris.com in the "Investors" section or at the Company’s profile at www.sedar.com and www.sec.gov.

Annual and Special Meeting of Shareholders

The Company has scheduled its annual shareholders meeting for 10:00 am (Eastern time) on May 8, 2019 at 1155 René-Lévesque Blvd. West, 41st Floor, Montreal, Quebec. At that meeting, in addition to the presentation of the Company’s annual financial statements, the election of directors and the appointment of the Company’s auditors, shareholders will also consider resolutions to move the Company’s registered address from Quebec to Ontario, and to renew and amend the Company’s existing shareholders rights plan.  These matters are described in detail in the Company’s 2019 Management Proxy Circular.  This proxy circular and a copy of the proposed amended and restated shareholders rights plan will be available at www.sedar.com and www.sec.gov.

At the Company’s 2019 annual and special meeting, the Company will be proposing that the size of its board of directors be reduced from seven to five, with Mr. Mike Cardiff having resigned from the board of directors for personal reasons in March 2019 and Mr. Juergen Ernst having indicated to the Company his desire not to be nominated for re-election.  The Company thanks both of them for their service to the Company.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company focused on commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. Aeterna Zentaris is a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption "Key Information -Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of our product candidates, potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Contact:

Leslie Auld

Chief Financial Officer

Aeterna Zentaris Inc.

IR@aezsinc.com

(843) 900-3211